Filed by Pfizer Inc.
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                                          Subject Company: Wyeth
                                                  Commission File No.: 001-01225



Forward Looking Statements

This transcript includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Pfizer and Wyeth, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Pfizer's and Wyeth's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Pfizer and Wyeth will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the failure of Wyeth stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Pfizer's and Wyeth's ability to accurately predict future market conditions; dependence on the effectiveness of Pfizer's and Wyeth's patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Pfizer's 2007 Annual Report on Form 10-K, Wyeth's 2007 Annual Report on Form 10-K and each company's other filings with the Securities and Exchange Commission (the "SEC") available at the SEC's Internet site (http://www.sec.gov).


Additional Information

In connection with the proposed merger, Pfizer will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Wyeth that also constitutes a prospectus of Pfizer. Wyeth will mail the proxy statement/prospectus to its stockholders. Pfizer and Wyeth urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Pfizer's website, www.pfizer.com, under the tab "Investors" and then under the tab "SEC Filings". You may also obtain these documents, free of charge, from Wyeth's website, www.wyeth.com, under the heading "Investor Relations" and then under the tab "Financial Reports/SEC Filings".

Pfizer, Wyeth and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Wyeth stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Wyeth stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Pfizer's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can find information about Wyeth's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Pfizer and Wyeth using the contact information above.

The following information is available at www.premierbiopharma.com
                                          ------------------------
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FINAL TRANSCRIPT

Thomson StreeEvents [sm]

PFE - Pfizer to Acquire Wyeth, Creating the World's Premier
Biopharmaceutical Company

Event Date/Time: Jan. 26. 2009 / 8:30AM ET

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Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's
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CORPORATE PARTICIPANTS

Chuck Triano
Pfizer Inc. - SVP, IR

Jeff Kindler
Pfizer Inc. - Chairman & CEO

Bernard Poussot
Wyeth - Chairman & CEO

Frank D'Amelio
Pfizer Inc. - SVP & CFO

Martin Mackay
Pfizer Inc. - President, Global R&D

Greg Norden
Wyeth - SVP & CFO

Ian Read
Pfizer Inc. - President, Worldwide Pharmaceutical Operations

Amy Schulman
Pfizer Inc. - SVP & General Counsel

CONFERENCE CALL PARTICIPANTS

Catherine Arnold
Credit Suisse - Analyst

David Risinger
Banc of America - Analyst

Barbara Ryan
Deutsche Bank - Analyst

Tony Butler
Barclays Capital - Analyst

Jami Rubin
Morgan Stanley- Analyst

Roopesh Patel
UBS - Analyst

Chris Schott
JPMorgan - Analyst

Tim Anderson
Sanford Bernstein - Analyst

Seamus Fernandez
Leerink Swann - Analyst

Steve Scala
Cowen & Co. - Analyst

Bert Hazlett
BMO Capital Markets - Analyst

PRESENTATIONN

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Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's
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Operator

Ladies and gentlemen, thank you for standing by. All participants are in a listen-only mode. Following the presentation, the lines will be open for questions and answers. I would now like to turn the call over to Mr. Chuck Triano, Pfizer's Senior Vice President of Investor Relations. Please go ahead.

--------------------------------------------------------------------------------

Chuck Triano - Pfizer Inc. - SVP, IR

Thank you, operator and good morning, everyone. Thank you for joining us today to discuss today's announcement that Pfizer has entered into an agreement to acquire Wyeth. I am herewith our Chairman and Chief Executive Officer, Jeff Kindler.

The presentation that accompanies today's call can be viewed on Pfizer.com. This call is scheduled to last one hour and I would also add that today's call is in lieu of our earnings conference call that was originally scheduled for this Wednesday.

The discussion during this conference call will include certain financial measures that were not prepared in accordance with US generally accepted accounting principals. Reconciliation of those non-US GAAP financial measures to the most directly comparable US GAAP financial measures can be found in Pfizer's current report on Form 8-K dated January 26, 2009.

Discussions during the conference call will also include forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ are discussed in Pfizer's 2007 annual report on Form 10-K and in our reports on Form 10-Q and Form 8-K. These reports are available at our website, www.pfizer.com in the investors SEC filings section.

With that, I'd like to turn the call over to Jeff Kindler.

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you, Chuck. Good morning, everyone and thank you for joining us today. I am here with members of Pfizer's senior management and we're also very honored this morning to be joined by Bernard Poussot, Chairman and Chief Executive of Wyeth. And with Bernard are three members of his senior management team -- Greg Norden, Chief Financial Officer; Larry Stein, General Counsel; and Justin Victoria, Vice President of Investor Relations.

We're very excited about today's announcement that Pfizer and Wyeth will combine to become the world's premier biopharmaceutical company. I know that Bernard shares my enthusiasm for this combination and for the opportunities it will create for patients today, for patients tomorrow and for patients around the world.

So I'd like to begin by asking Bernard to share his thoughts with you.
Bernard?

--------------------------------------------------------------------------------

Bernard Poussot - Wyeth - Chairman & CEO

Thank you very much, Jeff and good morning, everyone. I appreciate the invitation to comment on the value that Wyeth will bring to this great company in the making.

Our vision at Wyeth for over 20 years has been to establish a very strong foundation in science, focused on providing new solutions to patients and their families. As a result, we've created over the year what is today a global pharmaceutical company with striking diversity. We established strengths in biotechnology and vaccines when others were just recognizing recently the highly desirable strategic objective.

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Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's
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Our execution has been relentless about building what I just described. We have created diverse business platforms ranging from pharmaceuticals, biopharma, vaccines, but also nutritionals, consumer healthcare and animal healthcare. Today, at the end of 2008, 60% of our revenues are from non-traditional pharmaceuticals. We've built industry-leading biotechnology and vaccine manufacturing capacity and capabilities. As a result, we have established a diverse business sector of leadership. Biopharma Enbrel has become now the number one biologic product in the world. The vaccine [field], Prevnar, is today the largest selling vaccine in the world. At the same time, we established pharmaceutical blockbusters such as Effexor, (inaudible), who are both number one in their categories.

We have also a strong nutritional franchise and we are number one in markets where we compete. Consumer health is an important piece of our business with brands like Advil, Centrum, Robitussin. In animal health, we have been a key provider of biologics and vaccines for animals.

There are many opportunities remaining in those key franchises. Just to name a few in the field of rheumatoid arthritis and the psoriasis market, where we are leading with Enbrel, we expect a $10 million expansion between now and 2012. In the field of vaccines, we are, as you know, preparing our Prevnar 13 valent of products not only for infants, but also is a totally new indication in adults. And even in consumer health, we have been adding the TheremaCare acquisition to our consumer pain franchise led by Advil.

We are also pleased to add a diverse portfolio of innovative new products. Pipracil, Torisel, Pristiq, [Senta], Relistor are all recent new product approvals and we are still in the process of launching those products worldwide. Collectively, they offer a multibillion dollar peak potential.

I just want to finish in highlighting prevention. As a key driver in our view to manage rising healthcare costs nothing is more efficient than prevention to do this. We have built that key business over the years with Prevnar, as I mentioned and we are working actively on a meningitis additional vaccine that could prove instrumental to children around the world.

We have done the same in animals in providing the world with first vaccines in West Nile virus, but also H5N3 against avian flu. So we are very concerned about safeguarding the food chain also as nutrition after all is the ultimate form of prevention.

Along the same spirit, vitamins and supplements in our consumer division with Centrum and Caltrate, [also] changes to people to manage their help better. And lastly, our infant formula business represents also quality food at a very critical age, which is another form of prevention.

I think we have done all this in fostering a culture of science first at Wyeth. We've actually encouraged our scientists to go for the stars and look for diseases that are very difficult to fight. Such an example is our Alzheimer's effort, which has an unprecedented size and diversity of approaches ranging from biotechnology small molecule [oral] vaccine to fight this terrible disease, but I could also mention cancer, meningitis, as I said, pneumonia, a number of significant problems.

So that is what our scientists have been doing and building and I am very proud here to represent their good work. At Wyeth, we have said that our scientists are our strategic planners and they should be the ones leading the direction of the Company. So not surprisingly, Jeff and Pfizer realized what we have built over the years and I am very proud here to acknowledge what our good people have been building patiently year after year.

We believe that we have reached now a transaction level, which is structured in such a way that our Board and our shareholders will find very attractive. Thank you.

--------------------------------------------------------------------------------

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Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's
Premier Biopharmaceutical Company
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Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you, Bernard. And that is a terrific summary of the great work that you and your leadership team and Wyeth have done building a great company. What I am going to do now is I'm going to talk a little bit about the transaction from my perspective. Then I will turn it over to Frank who will give a brief overview of our fourth-quarter results and then we will have a financial overview of the transaction for Frank together with our targets for the combined company and then we will turn to your questions.

So this acquisition comes after months of careful consideration as we reviewed literally hundreds of strategic options. It became clear that the acquisition of Wyeth would most meaningfully advance our strategic priorities. As we have told you in the past, these priorities include enhancing our in-line and pipeline patent-protected portfolio in key and best-to-win disease areas, areas where there are significant unmet medical needs and where we believe we can help address those needs, becoming a top-tier player in biotherapeutics and vaccines, accelerating our growth in emerging markets, creating new opportunities for established products, investing in complementary businesses and establishing a lower, more flexible cost base. In one single step, this acquisition advances each and every one of those strategies that we have put forward.

Combining with Wyeth will extend our global healthcare leadership, clearly establishing Pfizer as a leader in human health, animal health, consumer health and nutritionals as the number one company in primary care and the number two company in specialty care, as a top-tier player in biotherapeutics and vaccines and as the company with unrivaled geographic reach.

The operational discipline that we have been shaping at Pfizer for more than two years will drive this diverse product base forward and produce ever improving performance. Our unique model, combining the speed and agility of our smaller, more focused business units with the scale and resources of a global enterprise, will enable us to seize new opportunities in markets around the world while maintaining clear accountability for each P&L.

Investors will be pleased to know that this deal definitively addresses the revenue lost from Lipitor's loss of exclusivity. The combined company will solidify Pfizer's ability to deliver consistent and stable earnings growth and strong operating cash flow and it will bring us many new points of product entry across the world to better serve patients, physicians and customers.

And finally and fundamentally, this deal will significantly enhance the ability of our world-class people to advance our core mission, applying innovative science to improve world health.

The reason why we are able today to seize the unique opportunity created by this combination is because of all the hard work that the people at Pfizer have done over the last two years to strengthen our Company. Frankly, until we improved the leadership structure and culture of this company and establish the critical importance of accountability, discipline and meeting our commitments, we simply weren't prepared to move forward in this way. And while the job is never done, we have made so much progress over the last two years that we are now highly confident that we can successfully integrate and operate the great company that this combination will produce.

Let me just take a moment to summarize how we have strengthened the foundation of this Company. First, we assembled a world-class leadership team from inside and outside of Pfizer. Second, we set out to establish a lower and more flexible cost base. Just two years ago this week, we said we would reduce our cost base by between $1.5 billion and $2 billion on a constant currency basis by the end of 2008. This morning, we reported that we have substantially exceeded that goal. Over that two-year time period, we reduced our total adjusted cost base by $2.8 billion.

The difficult, painful, but very necessary work that had to be done to achieve that included, among other things, reducing headcount by approximately 16,000 employees, eliminating unnecessary layers of bureaucracy, refocusing the work in our R&D labs to high-priority disease areas and optimizing our manufacturing network by closing 15 manufacturing sites. As a result of these and other actions, we are now a much leaner, more agile organization than we were just two years ago.

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Third, we revamped our research enterprise, narrowing our focus on those disease areas with significant unmet medical needs in which we believe we can make a difference, establishing therapeutically-focused research organizations led by world-class chief scientific officers, creating the unique biotherapeutics and bioinnovation center and aggressively seeking new science and technology from the world outside our labs.

Fourth, we established distinct business units, each focused on a different customer segment, each with a clearly accountable leader. And each with responsibility for everything from deciding which compounds with proofs of concept warrant the significant investment required to develop them, all the way to how to maximize the opportunities for products that have lost exclusivity.

And finally, while again this work is never done, I believe we have meaningfully changed our culture to one that is financially disciplined and focused on clear accountability for results. These changes and others put us in a very strong position from which we can successfully seize the unique opportunity presented by combining Wyeth and Pfizer and Wyeth is without doubt the perfect partner for Pfizer.

With this transaction, we will be on our way to becoming the third largest biotherapeutics company in the world. Enbrel is the world's leading biologic. Along with it comes a robust pipeline of biopharmaceutical candidates, as well as Wyeth's world-class pharmaceutical science capabilities and its high-quality and high-volume manufacturing plants, including the one in Grange Castle, Ireland, the largest integrated biotechnology manufacturing facility in the world.

The Wyeth combination also allows us to enter the growing vaccines market in a powerful position. We will have the fourth-largest vaccines business globally and our portfolio will include Prevnar, the largest vaccine in the world.

This deal will also expand our in-line and pipeline portfolio in many of the key disease areas that we have identified as ones in which we want to invest to win. It will also support our expansion in emerging markets and our established products business and it will add complimentary businesses in nutritionals and consumer health, as well as strengthening our animal health business.

Now this transaction also meaningfully diversifies our therapeutics offerings and platforms. Within human health, it decreases our reliance on primary care medicines and creates the number two specialty company. By 2012, the proportion of our revenue that comes from primary care products will decrease by approximately a full 20% to just over half of revenues. And we expect no drug will account for more than 10% of the combined company's revenue.

As I noted, this acquisition further diversifies the Company by strengthening our position in the attractive biologics and vaccines spaces. As you see on this slide, this diversification creates a more desirable balance in our portfolio, reducing small molecule dependence from 90% to 70% by 2012.

On their own, Pfizer and Wyeth both have strong pipelines, but bringing them together creates a single pipeline that is larger and more diverse with world-class technology platforms and a talent pool of scientists that is best in class. Such a broad pipeline requires expensive investments in multiple platform technologies. Bringing the pipelines of these two companies together will enable us to realize their potential more fully than if they remain separate.

Just as an example, Wyeth's expertise in commercial and medical immunology, particularly across rheumatology and dermatology, will help advance development of ourJAK3 inhibitor. In addition, we will be able to apply Pfizer's commercial scale and clinical development capability to Wyeth's products and registration, Phase III and Phase II, and our patient marketing expertise will help maximize the global potential of the Prevnar vaccine.

Now this slide shows the impressive industry rankings that the combined company will have in many of the fastest growing therapeutic areas. With this acquisition, we remain the leader in primary care of course. We will also advance our CNS, infectious

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disease and specialty franchises to become number two in those important areas.
And as I have noted, we will bolster our leading position in animal health as well.

Geographically, the company's combined global footprint will be unrivaled. Going forward, we will lead the pharmaceutical markets of the United States, Europe, Latin America, Japan and the rest of Asia. In addition, we will have leading marketshare positions in important growth areas such as Brazil, Russia, India and China.

We see continued upside in emerging markets and we expect that to come from, among many other things, applying Pfizer's commercial presence to Wyeth's portfolio, particularly Enbrel, Prevnar and Wyeth's well-known and well-regarded nutritionals.

In the context of a fast-changing global healthcare environment, the new company will be a well-balanced biopharmaceutical enterprise made up of diverse businesses with the scale, breadth and reach to deliver healthcare solutions and address the needs of patients, physicians and other customers around the world.

Before Frank discusses the numbers, I would like to emphasize one last point a bout the structural benefits of the new organization and some of the reasons why we believe we are positioned to successfully and quickly integrate the company and move forward. As a $70 billion global company, clearly, we will be an enterprise with significant scale and resources and real relevance to payers and patients. This gives us great competitive advantages. We will have the ability to benefit from the fixed costs of research, commercialization and manufacturing and enable important platform investments while also maintaining financial flexibility.

At the same time, we know that a company that is that large cannot be managed in a centralized monolithic way and that is why we remain committed to our operating model of focused, agile, patient-centric business units. This model provides us clear accountability for performance. The world-class leaders of these businesses can manage their businesses to achievethe greatest return while taking advantages of the benefits of the global enterprise. We will continue to promote an entrepreneurial culture and the ability to harness scale where it is a competitive advantage for the business. And with that, I will turn it over to Frank to review the fourth-quarter results, our 2009 guidance and the terms and details of this transaction. Frank?

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Frank D'Amelio - Pfizer Inc. - SVP & CFO

Thank you, Jeff. I want to start by saying how pleased I am to talk to you today about what we believe is a great opportunity for both Pfizer and for Wyeth. The potential for the combination of our companies is greater than each company could have achieved on its own.

With that, let me briefly review our fourth-quarter 2008 results before we review the transaction. We delivered solid results in 2008, achieving our key financial metrics, including exceeding our cost reduction target in the face of a very challenging global economy. Reported revenues were $12.3 billion, a year-over-year decrease of 4%, driven by the negative impacts of the loss of US exclusivity of Zyrtec and Camptosar and the loss of exclusivity for Norvasc in Korea and Japan whose collective fourth-quarter revenue decreased year-over-ear by $515 million.

Foreign exchange, which decreased revenues by approximately $380 million, or 3%, which were partially offset by the solid performance of key products. Reported net income was $266 million for the quarter compared with $2.7 billion in the year-ago quarter. The reported diluted EPS was $0.04 versus $0.40. These significant year-over-year decreases were primarily driven by a $2.3 billion pretax and after-tax charge resulting from an agreement in principle to resolve previously disclosed investigations regarding allegations of past off-label promotional practices concerning Bextra, as well as other open investigations. And to a lesser extent by the $1.2 billion pretax increase in restructuring and implementation charges related to cost-reduction initiatives, as well as the increased effective tax rate, which were partially offset by savings resulting from cost-reduction initiatives.

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Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's
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Adjusted revenues were $12.3 billion, a 4% decrease year-over-year driven by the unfavorable impact of the loss of US exclusivity of Norvasc, Zyrtec and Camptosar and foreign exchange, which once again partially offset solid performance of key products.

Adjusted income increased 29cYo year-over-year to $4.4 billion and adjusted diluted EPS increased 30% to $0.65, both of which benefited from savings associated with our cost-reduction initiatives, which were partially offset by an increase in the effective tax rate.

As you can see, we achieved essentially all elements of our full-year guidance with the exception of reported diluted EPS, which includes the negative impact of the previously mentioned litigation-related matters. We achieved our adjusted revenue and adjusted diluted EPS guidance and we exceeded our adjusted total cost target, adjusted cost of sales, adjusted SI&A and adjusted diluted EPS targets. We also expect to achieve cash flows from operations within our estimated range of $17 billion to $18 billion.

Looking to 2009, we expect, on the top line, annual revenues in the range of $44 million to $46 billion, which assumes a $3 billion year-over-year reduction versus 2008 directly related to the strengthening of the US dollar. And on the bottom line, adjusted diluted EPS in the range of $1.85 to $1.95. It is important to note that this guidance includes a $1 billion reinvestment in key high-growth areas of our business, including later-stage research and development programs, emerging markets and establish product strategies.

Now I would like to provide a bridge from '08 actuals to 2009 guidance. We expect '09 adjusted diluted EPS to be negatively impacted by approximately $0.21 due to the expected $3 billion year-over-year revenue decline related to foreign exchange, $0.21 related to increasing the effective tax rate to 30% reflecting financial strategies in connection with the proposed acquisition of Wyeth, $0.04 due to increased pension expenses and $0.04 resulting from a decrease in interest income. All of these factors translate into a negative impact of roughly $0.50 on 2009 adjusted diluted EPS versus 2008.

Now under the terms of the agreement, Pfizer is acquiring all Wyeth's outstanding common shares at a current value of about $50 per share. Wyeth's shareowners will receive $33 per share in cash plus a current value of approximately $17 per share of Pfizer stock based on a fixed exchange ratio of
0.985. The transaction will be funded through a combination of cash, debt and equity.

Upon completion, Pfizer shareowners will own approximately 84% of stock in the combined company and Wyeth shareowners will own 16%. We anticipate the transaction to be accretive within the second full year following the close, which we expect to occur at the end of the third quarter, but during the fourth quarter 2009. The resulting transaction is currently valued at approximately $68 billion.

As I mentioned, the sources of funding for the transaction include $22.5 billion in cash, $22.5 billion of debt, and about $23 billion in Pfizer stock. We have received commitments for debt financing from a syndicate of five banks.

Based on recent discussions with rating agencies wherein we have reviewed this transaction, we expect to receive the following ratings -- a Moody's rating of Al stable long term and P1 affirmed short term and an S&P rating of AA stable long term and Al plus confirmed short term.

Given the amount of cash and debt being used to fund this transaction, beginning in the second quarter, we are reducing our quarterly dividend to $0.16 per share, which continues to be competitive with our peers. As part of this transaction, we expect to realize about $4 billion in synergies.

It is important to note that the $4 billion in synergies is incremental to the $400 million already achieved by Wyeth, $2.8 billion of savings that Pfizer achieved at the end of '08 under our previous cost-reduction initiative and in addition to the $2 billion of anticipated net savings from our new cost-reduction initiative announced today. We anticipate achieving 50% of these synergies

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Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's
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within the first 12 months after the close, 75% within the first 24 months and the full benefit of the synergies in the first 36 months.

We expect about half of these synergies to come from SI&A with the remaining from R&D and manufacturing, resulting from a variety of activities, which include the consolidation of support functions, implementing a global procurement structure, achieving economies of scale, rationalizing our global network of plants and using a single platform for core research, among other things. As a result of these actions, we expect to reduce the combined company's global workforce by approximately 15%. This reduction includes the 10% reduction to Pfizer's workforce associated with its new cost-reduction initiative.

Now I would like to move on to our 2012 financial targets, which are based on our current long-range forecast. Please note that these are to be subject to changes as a result of potential material negative impacts related to foreign exchange fluctuations, macroeconomic volatility, industry-specific challenges and changes to government healthcare policy, among other things.

We expect the revenue level of the combined company to be comparable with our proforma 2008 revenue level of approximately $70 billion. By managing our mix of business and total cost structure of the Company, we expect overall operating margins in the high 30s to low 40s percentage range, which we believe appropriately aligns with our expected revenue levels.

We anticipate adjusted diluted EPS to be roughly the same as Pfizer's 2008 level of $2.42 per share. We also expect our operating cash flow to be in the low $20 billions and we expect that in 2012,the combined company will be in a net cash position. As you can see, the combination of Pfizer and Wyeth clearly addresses the revenue decline resulting from the loss of exclusivity of both Lipitor and Effexor. Now I will turn it back to Jeff.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thanks so much, Frank. So we will turn to your questions in a moment. Let me just sum up. This is the right transaction at the right time for both Pfizer and for Wyeth. And we are entering into it for the right reasons -- to create value for shareholders, customers and patients today, patients tomorrow and patients everywhere.

Going forward, we will have a greater ability to maximize our product portfolio while having the resources to invest in breakthrough science in valuable therapeutic areas. A diversified revenue base will better position the Company for long-term growth. We will continue to operate with business units empowered to meet the needs of specific customers and able to benefit from the scale of an even stronger global organization.

The new combined company is one with a broader portfolio, a stronger pipeline of innovative new products, more opportunities for growth and an ability to offer patients a range of treatments for every stage of life. By joining together with Wyeth, Pfizer is creating the world's premier biopharmaceutical company and we are excited about the opportunities to come. So let's turn to your questions.

--------------------------------------------------------------------------------

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Catherine Arnold, Credit Suisse.

--------------------------------------------------------------------------------

Catherine Arnold - Credit Suisse - Analyst

Good morning. Thanks for taking my question. I wanted to ask you about the leadership of the combined company. I think the press is reporting that Bernard will not be staying with the company. I don't think that was addressed in your comments and I

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wondered if you could talk about how you plan to integrate the expertise of
Wyeth into the new Pfizer organization to prevent exodus of key employees because it's obviously key to the integration. And then I wondered if you could comment on biosimilars. Will this accelerate your ability to pursue biosimilars as a strategy and was that one of the arguments for the deal?

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Sure, thank you, Catherine. First, Bernard and I have gotten to know each other quite well as you can imagine. I have enormous respect for his experience and talents and skills. We share similar values and similar views about where our healthcare environment is going and what we need to do as a company. And I have been very gratified that he has agreed after the closing to continue to work with us to ensure a smooth transition and to see where we go from there. Obviously he is running Pfizer -- I'm sorry--he is running Wyeth until the closing, but we are very grateful that he has agreed to stay on.

With regard to the rest of management at Wyeth and the tremendously talented group of people there both in leadership and across the company, we are very excited about looking for the right opportunities for people. You are absolutely right that we have to focus on retention. We are not just buying assets and buildings and compounds; we are building an enterprise that was created by people, great people that have done a fabulous job creating a great company and we are very mindful of that. I will let Bernard elaborate on those two points maybe and then I'll go to your question about biosimilars.

--------------------------------------------------------------------------------

Bernard Poussot - Wyeth - Chairman & CEO

Yes, Catherine, my commitment is certainly to run Wyeth and present Wyeth at the closing in the best possible condition as you can count on that, number one. Second, I will dedicate a lot of my time and energy to work through the combination and make sure that Pfizer builds a very strong team. It is all about talents that drive those businesses, not just products or assets. The people observed that, of course, many times in the past. As far as my own role, I think I will do that and we have sometime with Jeff to discuss what could happen after that. So we have some time to do that.

In terms of biotechnology, yes, it is definitely an art sometimes more than a science and we have been not from only the research side, but also from the manufacturing side, the product is a process in this arena and that is very different from small molecules. And I think we have lined up some unbelievable talents -- Ph.D.s, engineers --that have designed state-of-the-art manufacturing sites who can do things that not even some of our peers can. I mean Genentech came to us to manufacture Herceptin two years ago. That tells you the kind of technology and know-how we have. So we would be very happy to make sure Jeff and his team sees the talent we have brought and help build this very strong company that we will (inaudible).

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you. One more point on that one, Catherine. I think Bernard expressed extremely well one of the major attractions and capabilities of Wyeth that contribute to the value of this transaction. We are very proud of our pharmaceutical sciences group, both in small and large molecules, but we also appreciate the tremendous value in capability and scientific expertise that Wyeth has developed over many years.

I mentioned theirworld-class facility in Castle Grange and as Bernard said, the ability to manufacture biotherapeutical products at scale. It is a very complicated and intensive process and the ability to do that is absolutely a competitive advantage and certainly, we will be looking at whether or not to bring that advantage to bear on biosimilars, as well as branded products.

--------------------------------------------------------------------------------

Catherine Arnold - Credit Suisse - Analyst

Thank you.

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Operator

David Risinger, Banc of America.

--------------------------------------------------------------------------------

David Risinger - Banc of America - Analyst

Good morning. Thanks very much for taking my questions. I actually have a number of them. I will try to be quick though. First, could you discuss the necessity for the dividend cut in light of the much stronger 2012 cash flow outlook and earnings outlook and specifically you have provided a target for 2012 earnings that I think is much higher than consensus expectations. Second, with respect to repatriation of ex-US cash, can you discuss the negative impact on earnings per share? And then third, I am not sure if it is possible, but I am hoping that you can discuss the interest rate on the debt that you expect to take on. Thank you.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc.- Chairman & CEO

Thank you, Dave. !will turn all three of those over to Frank.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer Inc. - SVP & CFO

So first on the dividend cut, I think -- look at that from a couple of perspectives. One, clearly to assist in the financing of the transaction. Two, to redeploy capital. We've talked about total shareholder return as the focus of how we deploy capital. It is not just about paying a dividend, but also about redeploying some of that capital to get revenue and earnings expansion and price earnings multiple expansion. So clearly this is very consistent with what we have talked about before relative to shareholder return and redeploying capital opportunistically to get that.

In terms of the repat impact on EPS, think about that as the effective tax rate going from what was about 22% in 2008 to 30% in 2009 and that having a negative impact on 2009 earnings relative to 2008 of $0.21, which we called out in the bridge chart that I used in the deck. And then on the interest rate relative to the deal, it will be at market rates.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you, Frank. Next question please.

--------------------------------------------------------------------------------

Operator

Barbara Ryan, Deutsche Bank.

--------------------------------------------------------------------------------

Barbara Ryan - Deutsche Bank - Analyst

Good morning. Congratulations. I guess mine was a follow-on to David's for you, Frank. I mean I sort of came up with a pro forma number of $2.43 in 2012 and probably the biggest unknown is what rate we should assume on the debt. So when you say a market rate, obviously this is a challenged market so we don't have a lot of reference transactions to look at. I am assuming that, obviously, you have the lost interest income on the $22 billion in your own cash, which would be, in this environment, pretty de minimis, maybe 2% and then assuming that the cost of the other $22 billion would be in the range of 7% to 9%. I am just wondering if you can comment on where you see that range.

--------------------------------------------------------------------------------

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Frank D'Amelio - Pfizer Inc. - SVP & CFO

So without giving a specific rate, I think once again in market rates, the numbers that you used I wouldn't dispute. And then the other thing I would say is, remember, one of the things I called out on that 2012 chart, Barbara, is that we would be in a net cash position. I think it is important to note that we will be in a net cash position come 2012, which needs to be factored into your modeling on combination of interest expense, but also interest income.

--------------------------------------------------------------------------------

Barbara Ryan - Deutsche Bank - Analyst

Right. So should we also assume that as the years go forward and you pay down big chunks -- I mean of course we may have a changed interest rate environment -- but that your rate may start out higher than it winds up in the end?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer Inc. - SVP & CFO

What ?would say is, once again, it will depend on what is going on in the market and then it also depends on how much of the bridge facility we have remaining. So I think the short answer to that for now is market rates and I tried to guide you a little bit based on your comments.

--------------------------------------------------------------------------------
Barbara Ryan - Deutsche Bank - Analyst

Okay, thanks very much.

--------------------------------------------------------------------------------

Operator

Tony Butler, Barclays Capital.

--------------------------------------------------------------------------------

Tony Butler - Barclays Capital - Analyst

Good morning, Jeff. Thanks very much. Clearly you can drive some accretion with the combination of this transaction and that is great. But I am curious about a couple things. When you mentioned lower cost base and greater flexibility and you repeat that over and over again, I am just curious if today, over the past -- given the past two years and the cost-cutting initiatives that you have undertaken -- if actually even today Pfizer is totally right-sized. And I ask this because if you think about the combination and the 15% cost reductions out of the combined operating expenses that seems relatively low to me. So I would like some additional color on that. I would have argued much higher.

And then second, and it is more to Frank's comment about total shareholder return and price earnings multiples, if you think longer term, even 2012 and beyond, given the consolidated large revenue base, it strikes me as very difficult to see that growth coming from revenues. And so I would love to sort of incorporate some thoughts, if you could incorporate some thoughts into revenue growth, if that even is on the chart with respect to total shareholder return and expansion of P multiples. Thanks.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Okay, Tony. I will let Frank start on both.

--------------------------------------------------------------------------------

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Frank D'Amelio - Pfizer Inc. - SVP & CFO

So Tony, on the 15%, that 15% was I called it a combined company workforce number. So if you think about it, Wyeth has about 50,000 employees, slightly below that. We have about 80,000 employees, slightly above that. We were talking about 15% of that combined number, which includes the 10% for the standalone Pfizer number, which was the $2 billion net. And you have got to realize there will be, as you know, there will be synergies above and beyond workforce-related savings. So that is the way to think about the 15%. It was really talking about the workforce.

In terms of revenue, what we did is we put a target out there for 2012 that is comparable to 2008 and clearly we see lots of opportunities for revenue growth. Quite frankly, it is much of what we have been talking about before as a leadership team -- leveraging established products, leveraging emerging markets. We talked about complementary space. We now have lots of that complimentary space as a result of the transaction with Wyeth. So it is the things we have talked about and quite frankly, what it all comes down to is executing, which is what we are going to do.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

I just would add one qualitative comment to all of that. The business units that we have created and that will be enhanced by virtue of this transaction are in a position to really maximize revenues and identify the appropriate cost base that are in both cases appropriate to their business. And by empowering these business leaders, giving them clear accountability, we are really going to unleash their ability to find new sources of revenues, to grow their respective businesses, as well as to manage the cost base that is best for them, which may be different in different cases. So that is where I think there is a tremendous amount of dynamism in the way we are approaching running the business. Next question please.

--------------------------------------------------------------------------------

Operator

Jami Rubin, Goldman Sachs.

--------------------------------------------------------------------------------

Jami Rubin - Morgan Stanley - Analyst

Thank you. Can you hear me okay? I am on speakerphone. So I have a few questions. My first question relates to the timing of the deal being closed. You said third to fourth quarter. I am wondering if you feel there is any upside to that and if you could comment on where you see potential issues with respect to FTC, any overlaps in the business. We don't see much in the pharma business, but maybe there are in the animal health.

Secondly, we were curious to know if Wyeth is allowed to pay their quarterly dividend up until the deal closes. And my third question relates to opportunities going beyond justthe$4 billion in cost savings and wondering if you can elaborate on whether or not there are any specific restrictions to spinning off assets to pay down debt. Thanks.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Okay. I will make a couple comments and then turn it over to Frank. With regard to antitrust, one of the many beautiful things about this deal is the companies are very, very complementary. And we are looking forward to working constructively with the antitrust authorities to review any potential issues that may come down the pike. With regard to closing and the opportunities beyond the $4 billion and possibilities of other dispositions of assets, I will turn it over to Frank.

--------------------------------------------------------------------------------

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Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's
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Frank D'Amelio - Pfizer Inc. - SVP & CFO

Yes, so first, Jami, I would answer the question about the Wyeth dividend. So on the dividend, the answer is we expect current plans are for Wyeth to continue to pay its dividend.

--------------------------------------------------------------------------------

Bernard Poussot - Wyeth - Chairman & CEO

Yes, I confirmed that.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer Inc. - SVP &CFO

Thank you. And then in terms of restrictions on assets, obviously once the deal closes, there is no restrictions on anything relative to asset sales. Relative to between now and then, we will work collaboratively with Wyeth based on certain terms and conditions in the contract.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Anything about closing you want to add to --?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer Inc. - SVP & CFO

We will close as quickly as we can.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc.- Chairman & CEO

Okay, very good. Next question, please.

--------------------------------------------------------------------------------

Operator

Roopesh Patel, UBS.

--------------------------------------------------------------------------------

Roopesh Patel - UBS - Analyst

Thanks. I have got a few questions. First, Jeff, I was wondering if you could kindly address the risk this deal poses to R&D momentum and the steps the Company plans to take to minimize this. Secondly, on revenue growth, the presentation states that 2012 revenues will be roughly the same as 2008. In light of several patent expiries that are scheduled in 2013,'14 and '15, I am curious if you expect any revenue growth even in those outyears? And then lastly, between now and deal closing, I am wondering whether Wyeth will continue with its cost-cutting initiatives or whether, now that this deal is announced, that is on hold. Thanks.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc.- Chairman & CEO

Okay, so I will make a couple of comments and then I will ask Frank, Martin and Bernard to add to them. With regard first to R&D, we are obviously very mindful that research and development are the core innovation engine for our business. We have learned a lot from prior transactions, as well as some of the other activities that we have undertaken in the last couple of years. We intend to proceed with great speed and focus and we are very mindful of the importance of protecting that very, very

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important core of our business. Let me ask Martin Mackay, our head of R&D, to elaborate a little bit about that and then I will come back to your other questions.

--------------------------------------------------------------------------------

Martin Mackay - Pfizer Inc. - President, Global R&D

Thanks, Jeff and just briefly, (inaudible) to build on what Jeff said. I have been a long-time admirer of the Wyeth R&D organization and a very long-time admirer of Mikael Dolsten, the head of R&D. I have had the opportunity over the last few years to speak with Mikael and we both have very similar thoughts on productivity and the absolute necessity to name products and maintain productivity. There is no (inaudible) acquisitions in the past for (inaudible) organization. I think we have learned from that greatly. So when this deal closes, we will be able to launch an R&D organization, maintain our goal milestones and commitments and I think really build something special given the complementarity of both R&D organizations.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you, Martin. With regard to your question about post-2012, we really believe we are creating a company herewith a wide range of diverse assets, investments in growth opportunities and the financial wherewithal to move the business forward. We are obviously very focused on the here and now and 2012, but this is a very long-term business and we believe this deal positions us extremely well for long-term shareholder value creation through this collection of businesses and their various opportunities in the future. I will ask Frank if he wants to add anything to that and then I'll ask Bernard to comment on Wyeth's cost-cutting.

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer Inc. - SVP & CFO

So just I think what I will do to just punctuate Jeff's comments on revenue growth, I will come back a little bit to what I talked to Tony Butler about, maybe put a little more detail to that. Then I will ask Greg Norden to comment on the cost question relative to Wyeth.

So once again, I talked about opportunities we see, significant opportunities in emerging markets, established products and other parts of the industry. Let me just punctuate it with some numbers. If you look at Asia-Pacific, if you take out Japan, New Zealand and Australia, the current market there we view, addressable market of about $50 billion of which we have 4%. 4% on $50 billion is $2 billion. We see that market growing between now and 2012 from $50 billion to $80 billion. We believe we can not only maintain our share there, but grow our share to 6%. 4% on $80 billion is $3.2 billion. Just by holding share, we pick up $1.2 billion. If we can pick up two points of share and go to 6%, that is $4.8 billion versus today's $2 billion, almost $3 billion of incremental growth.

Our job is to execute on those opportunities, build a strong platform, get real strong momentum, get the number that we have targeted for 2012 and then build upon that momentum going forward into 2013 and beyond. That is what we plan on doing, which is why I talked about we need to execute and we will execute. Greg, do you want to talk a bout the Wyeth cost reduction?

--------------------------------------------------------------------------------

Greg Norden - Wyeth - SVP &CFO

Yes, thanks, Frank. Just as it relates to Wyeth, I think what you have seen over the past couple of years, and what you've seen continuing through this year, is very strong and disciplined financial management and we have been able to execute on our cost-management strategies for quite some time.

Between now and the time of closing, we certainly have an obligation and responsibility to continue to run our business as if we were going to remain independent and as such, we will continue to run the business the best we can and along the lines of the way we have in the past and that includes continuing with the cost-containment initiatives that we started with project impact. So we are going to continue that through 2009 is the answer to your question.

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Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you, Greg. Next question, please.

--------------------------------------------------------------------------------

Operator

Chris Schott, JP Morgan.

--------------------------------------------------------------------------------

Chris Schott - JPMorgan - Analyst

Good morning. How are you doing? Just two quick questions for you. First of all, when we think about debt you are taking on with this transaction, how aggressively should we think about Pfizer paying down that debt? I know you mentioned 2012 net cash. But I guess I am trying to get at here tax rate obviously on the 30% in 2009, should we think of it up in that 30% range a couple years after that and then maybe when we look at 2012 and beyond, should we think about the tax rate maybe coming back down to this low to mid-20% range?

And maybe just a second question on the top-line for 2009, I know -- adjusting for currency, it doesn't seem like you have got much organic growth here. I just would be interested in your comments or thoughts overall on the impact the weakened economy is having on the pharma business as a whole as it relates to your business, as well as Wyeth's?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer Inc. - SVP &CFO

So on the tax rate, Chris, we will obviously be looking to pay down the debt. I will call it kind of in a consistent way going forward, which is why we said net cash by 2012. So in terms of your assumptions, I would assume that 30% and I would keep it at roughly that level going forward for the next couple years. That would be point one.

In terms of the revenue guidance for '09, we put a range out there of $44 billion to $46 million and we said $3 billion negative impact from foreign exchange. Just to run the numbers, if you added that $3 billion back, if foreign exchange was constant, $44 billion to $46 billion would be $47 billion to $49 billion. Midpoint of that is roughly $48 billion, which is pretty much what we have printed this year. And we did, to your point, we did assume some negative impact of the macroeconomic environment on the guidance that we are providing for 2009.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you, Frank. Next question, please.

--------------------------------------------------------------------------------

Operator

Tim Anderson, Sanford Bernstein.

--------------------------------------------------------------------------------

Tim Anderson - Sanford Bernstein - Analyst

Thank you. I have three questions. Jeff, this big transaction goes against what you described in March of '08, which was that you would not likely do another big pharma deal. My question to you is what changed over the course of those 10 months?

The second question is whether at some point you might consider splitting up the combined company into something like truly separate publicly traded entities?

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And the third question is for Bernard. Can you talk about how Wyeth arrived at a $50 share as being fair value? I think the case could be made that that is a pretty low price, given what the future prospects for Wyeth have looked like.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thanks, Tim. Well, as far as what I have said in the past, I have always been very clear that we never say never and that we are open to every opportunity. And I have identified the conditions that would have to prevail for us to undertake a transaction like this, including obviously the value, the strategic value, and our ability to manage the inevitable risks and disruptions that come from any large-scale merger of that kind.

We, as I said in my opening comments, are in a much stronger position than we were two years ago. In fact, I would have to say we have gotten there faster than I might have even hoped. And our confidence in our ability to execute on a transaction like this is very high, thanks to the very hard work of our people.

We have also laid out very clearly all the strategic priorities that we have, and I went through them earlier this morning, and this is a very, very unique deal. I don't think there was anything else that could have been done that would have more perfectly matched those strategic priorities all achieved in a single transaction. So it is for all the reasons I said at the beginning, the right deal at the right time and for the right reasons.

And as far as potential future considerations of the portfolio are concerned, what we are very excited about is that this transaction creates a very broad-based, diversified portfolio of businesses that are complementary with one another. And I continue to believe that these various businesses benefit from the combination both of their own ability to maximize their opportunities but at the same time take advantage of the scale and resources of the combined company. Bernard?

--------------------------------------------------------------------------------

Bernard Poussot - Wyeth - Chairman & CEO

Thank you, Jeff. The answer to your question is this; the Board of Wyeth obviously reviewed this question very, very thoroughly and evaluated exactly what this offer was at versus our standalone prospect. And I would just tell you that this transaction at Friday closing values for the Pfizer stock represent a $16 billion premium, which in the current environment is not bad. 85% of the synergies created to Wyeth.

I remind you also that the deal is structured with 65% in cash. And lastly, that the 35% component, which is Pfizer stock, offers also an ability to go op when/if the deal is understood and people realize the strength of the combination. So between now and closing, we will work with Jeff to do that.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc.- Chairman & CEO

Thank you, Bernard. Next question, please.

--------------------------------------------------------------------------------

Operator

Seamus Fernandez, Leerink Swann.

--------------------------------------------------------------------------------

Seamus Fernandez - Leerink Swann - Analyst

Thanks very much. Can you hear me?

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Jeff Kindler - Pfizer Inc. - Chairman & CEO

Yes.

--------------------------------------------------------------------------------

Seamus Fernandez - Leerink Swann - Analyst

Okay, so just a couple of quick questions. Frank, I was hoping you could discuss the context of the $1 billion reinvestment that you mentioned would occur this year on the R&D side, and in some of the other parts of the business.

And then you mentioned the market share that Pfizer would hold in emerging markets and the growth you anticipate in those markets. Can you tell us what the combined share of the two companies would be? And also, Frank, could you just clarify for us the combined cost reductions as I read them are $4 billion from the combination with Wyeth with an incremental $2 billion from the additional cost program that you envision for Pfizer itself. Is that correct?

--------------------------------------------------------------------------------

Frank D'Amelio - Pfizer Inc. - SVP & CFO

Let me do this; I will answer the last question first. Then Ian, you are going to talk about the reinvestment question, and then on the revenue growth question that I gave with the addressable markets. I think what we will do is just keep that to the Pfizer numbers only for now, unless you want to add anything to that, Ian.

The answer to your last question is yes. You take the $4 billion in synergies that we talked about from the combined company, and you would add the $2 billion that we laid out from the standalone Pfizer. So the short answer to the last question is yes. Ian?

--------------------------------------------------------------------------------

Ian Read - Pfizer Inc. - President, Worldwide Pharmaceutical Operations

The reinvestment is to ensure we can continue to drive the revenue of the top line, so it includes probably a portion into supporting the portfolio, progressing the Phase II and Phase III pipeline, which is very important to our 2012 imposed revenue opportunities. It is building infrastructure with a field force in emerging markets that is in Turkey and in China and in Russia, Korea. And lastly, building our offering in established products. As we widen our portfolio offering in these markets, we need to invest in ensuring we have supply and we appropriate dossiers so as to widen that offer.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you, Ian. Next question, please.

--------------------------------------------------------------------------------

Operator

Steve Scala, Cowen and Company.

--------------------------------------------------------------------------------

Steve Scala - Cowen & Co. - Analyst

Thank you. I have three questions. First, Pfizer sold its consumer business a few years ago because it apparently did not make strategic sense. Why does the Wyeth OTC business make greater strategic sense, or should we assume a similar fate?

Second, has FTC review of the Lipitor patent settlement been finalized? And if not, Bernard, what analysis has Wyeth completed regarding the Lipitor patent settlement? It would appear to be a key variable in your ability to make 2012 targets.

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
                                                                FINAL TRANSCRIPT
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Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's
Premier Biopharmaceutical Company
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And then lastly, Bernard, when was your last -- or when was your most recent update on the bapineuzumab Phase III trials such as perhaps a DSMB update or some other knowledge of how things are progressing in Phase III? Thank you.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Okay, thanks, Steve. I will address the first question and I will ask Amy Schulman, our General Counsel, to give you a Lipitor patent update and then I'll turn it over to Bernard for the questions you've asked him.

On the consumer business, a decision was made at the time based on the view that prevailed at that time. Where we are today is I think this is a terrific business and one that is very complementary with our portfolio and one that we believe creates tremendous opportunities for increased shareholder value. Amy, if I could ask you to give Steve an update on the Lipitor patent situation.

--------------------------------------------------------------------------------

Amy Schulman - Pfizer Inc. - SVP & General Counsel

We are very comfortable with the FTC review of the Lipitor patent situation and [as] the course of the diligence, both Wyeth and we went through each other's products and various issues at some length, and both of us were comfortable with what we found.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Well, he asked you specifically about the FTC review.

--------------------------------------------------------------------------------

Amy Schulman - Pfizer Inc. - SVP & General Counsel

The FTC review is completed.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Thank you. Bernard?

--------------------------------------------------------------------------------

Bernard Poussot - Wyeth - Chairman & CEO

Yes, bapineuzumab was the question. First of all, we do not comment on DSMB reviews as a matter of policy. Regarding the ongoing Phase III programs, I can tell you that they are advancing in most cases. We have resumed activities ex-US. In most countries, a couple of situations still need to be addressed. But we are confident that, within weeks, we will be back in full gear in those countries. And the North American portion is progressing accordingly. So we are pleased and continue to hope for the original timing that we have for bapineuzumab.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc.- Chairman & CEO

Thank you very much.

--------------------------------------------------------------------------------

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
                                                                FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jan. 26. 2009 / 8:30AM, PFE - Pfizer to Acquire Wyeth, Creating the World's Premier Biopharmaceutical Company
--------------------------------------------------------------------------------

Amy Schulman - Pfizer Inc. - SVP & General Counsel

Can I just clarify so that there is no confusion? The FTC review is completed. They have not yet issued a decision. So I didn't want there to be any ambiguity about what I meant by completed.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc.- Chairman & CEO

Okay. Thank you, Amy. We have time for one more question.

--------------------------------------------------------------------------------

Operator

Bert Hazlett, BMO Capital Markets.

--------------------------------------------------------------------------------

Bert Hazlett- BMO Capital Markets - Analyst

Thanks. My question is specific to the Alzheimer's therapeutic area and the pipeline compounds. Jeff, clearly Pfizer has an effort therewith multiple compounds, multiple licenses, as well as monoclonal antibodies, as does Wyeth. Do you expect thereto be a divestiture in this area of one of the anti-A beta monoclonal antibodies from the pipeline? Thanks.

--------------------------------------------------------------------------------

Jeff Kindler - Pfizer Inc. - Chairman & CEO

Burt, let me start by saying you are right to point out that both companies have invested a great deal into this very, very important area of critical unmet medical need and both have very exciting programs, which we believe are very complementary one with the other and we don't anticipate any issues along the lines you are talking about. We actually think these two efforts put together will be very complementary and most importantly give us the opportunity to really see if we can't address this very serious unmet medical need.

I think that concludes the time we have available and I appreciate everybody listening in today. Thank you and have a great day.

--------------------------------------------------------------------------------

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